FIFTH AMENDMENT TO SEPARATION AGREEMENT DATED JUNE 3, 2022

STRICTLY CONFIDENTIAL

This Fifth Amendment to the Separation Agreement dated June 3, 2022 (this "Fifth Amendment"), dated as of April 18, 2024 (the "Fifth Amendment Effective Date"), is made by and among YAM at Selina Ops LP ("YAM"), on the one hand, and Selina Hospitality PLC ("Selina"), PCN Operations, S.A. ("PCN"), Selina Operation One (1), S.A. ("SOP1"), and Selina Management Panamá, S.A. ("Selina Panama", and together with Selina, PCN and SOP1, the "Selina Parties"), on the other hand.

WHEREAS, the parties have (as applicable) entered into multiple agreements since September 1, 2017, including but not limited to, a joint venture agreement dated as of September 1, 2017, as thereafter amended, a shareholders' agreement dated as of December 10, 2020 ("Shareholders' Agreement"), a pledge agreement dated as of August 17, 2021 and amended on October 12, 2021 (the "Pledge Agreement"), and a separation agreement dated as of June 3, 2022 (the "Initial Separation Agreement") and amended on December 23, 2022 (the "First Amendment"), June 23, 2023 (the "Second Amendment"), August 15, 2023 (the "Third Amendment") and on October 10, 2023 (the "Fourth Amendment"; collectively, the Initial Separation Agreement, the First Amendment, the Second Amendment, the Third Amendment and the Fourth Amendment, the "Separation Agreement") (the Shareholders' Agreement, Pledge Agreement and Separation Agreement, collectively, with any other related agreements entered into by the parties, the "Existing Agreements");

WHEREAS, the Selina Parties breached Clause 2. A. and Clause 2. B. of the Fourth Amendment;

WHEREAS, by virtue of the foregoing, on December 27, 2023, YAM sent a notice to the Selina Parties of a Second Amendment Default as stated in Clause 12 of the Second Amendment, which in turn constitutes a Selina Event of Default (as said term is defined in the Pledge Agreement) (the "2023 Default Notice");

WHEREAS, as stated in Clause 12 of the Second Amendment, the occurrence of a Selina Event of Default automatically exercises YAM's "put right", and the payment to YAM as a result of such exercised "put right" was due and payable on the date of the Selina Event of Default notice; therefore, said payment has been due and payable to YAM since December 27, 2023;

WHEREAS, on February 9, 2024, YAM sent to the Selina Parties a further notice titled "Pledge Enforcement Actions" indicating certain actions to be taken, and based on which, certain actions were taken;

WHEREAS, as notified by YAM on February 15, 2024, the Selina Parties, in breach of their contractual obligations, did not comply and cooperate with the requests made by YAM in the note titled "Pledge Enforcement Actions", impeding adequate enforcement of the Pledge Agreement;

WHEREAS, as notified by YAM on February 25, 2024, the Selina Parties, in breach of their contractual obligations, did not comply and cooperate with the requests made by YAM in the notes titled "Pledge Enforcement Actions" and "Pledge Enforcement Actions – Reiteration of Request", impeding adequate enforcement of the Pledge Agreement;

WHEREAS, the Selina Parties hereby acknowledge their breaches of the Existing Agreements, as declared on the 2023 Default Notice, and voluntarily enter into this Fifth Amendment to rectify the situation and adhere to the terms of the Existing Agreements, as amended by the Fifth Amendment.

NOW THEREFORE, the parties hereby agree as follows:

AGREEMENT

1. Recitals an Integral Part of Agreement. The recitals set forth above are and for all purposes shall be interpreted as being an integral part of this Fifth Amendment, constituting acknowledgements by and among the parties hereto, and are incorporated in this Fifth Amendment by reference.

CLAUSES

2. Amendments.

   A. The Selina Parties and YAM hereby establish and agree that the reduced amount owed to YAM under this Fifth Amendment is USD$3,700,000.00, plus an annual interest of 8% counted from October 1st, 2023 until April 1st, 2024 on a straight line and on an annual basis of 365 days, minus USD$333,912.00 (which corresponds to the sums received by YAM for the sale of Selina shares in 2024), resulting in the sum of USD$3,514,088, which will be subject to an annual interest of 8%

counted from April 1st, 2024 on a straight line and on an annual basis of 365 days (the "Reduced Debt").

B. In order to persuade YAM to enter into this Fifth Amendment, stay its enforcement actions to collect the overdue "put right" payment, subject to compliance with this Fifth Amendment, and restate Selina's debt to the hereby established Reduced Debt, the Selina Parties hereby agree to pay YAM a one-time payment in the sum of USD$750,000.00 (the "Compensation Payment"). The Compensation Payment will be subject to the same terms and conditions as the Reduced Debt, such as, but not limiting to, interest rate (as of the Fifth Amendment Effective Date), payment, maturity date, prepayment, terms of default, and any other term applicable to the Reduced Debt.

C. The totality of the Reduced Debt and the Compensation Payment shall be paid to YAM no later than December 31st, 2026 (the "Maturity Date"). In order to pay the Reduced Debt and the Compensation Payment, the Selina Parties hereby commit to the following terms:

(i) The Selina Parties shall make five payments for a total of USD$750,000, each of USD$150,000, the first payment shall be made within two (2) days of the Fifth Amendment Effective Date and the remaining four payments shall be made on or before the first (1) calendar day of May, June, July and August of 2024.

(ii) The Third Shares Net Proceeds (as defined below) shall be considered as counting towards payment of the Reduced Debt and the Compensation Payment.

D. Distribution and Sales of Shares.

(i) As soon as possible after the Fifth Amendment Effective Date but no later than July 31st, 2024, Selina shall issue ordinary shares of Selina to YAM, currently identified in NASDAQ under the ticker symbol "SLNA", which shall be properly registered and fully tradeable no later than two months after of the date of their issuance (the "Issuance Date").

(ii) The number of shares to be issued to YAM will be calculated no earlier than seven (7) days before, but in any case no later than, the Issuance Date by adding the unpaid Reduced Debt and Compensation Payment less two months of payments that shall be made by Selina under clause 2. D(vii) below to allow for the registration statement to be reviewed by the US Securities and Exchange Commission, and dividing the resulting unpaid balance between the simple average closing share price of SLNA shares over the preceding thirty (30) days of trading (the number of shares resulting thereof, the "Third Shares").

(iii) Selina and YAM shall, prior to the Issuance Date, enter into a subscription agreement substantially in the form attached as Exhibit A of the Second Amendment (the "Subscription Agreement"), which Subscription Agreement shall govern YAM's subscription for the Third Shares; it being understood, however, that in the event of any discrepancy between the provisions of this Fifth Amendment and the Subscription Agreement, the Fifth Amendment, shall prevail and accordingly, the parties shall, if necessary, procure any amendment to the Subscription Agreement required to give effect to the provisions of this Fifth Amendment.

(iv) Further to the foregoing, once the Third Shares have been issued to YAM and subject to the Third Shares being Freely Tradable (as defined below), YAM shall have the right to sell each trading day an amount of Third Shares equal to up to 25% the same trading day's trading volume for the SLNA shares (the "Daily Volume Limit" or "DLV") unless YAM obtains a written waiver of such restriction from Selina. For purpose of clarity, in this Fifth Amendment, freely tradable (hereafter, "Freely Tradable") shall mean that the Third Shares can be immediately sold by YAM in NASDAQ and/or over-the-counter, without restriction.

(v) The net proceeds from the sales of the Third Shares as herein contemplated, after deducting broker commissions and costs (the "Third Shares Net Proceeds"), shall count towards payment of, and reduce the outstanding amount of, the Reduced Debt and Compensation Payment. YAM shall retain all books and records pertaining to the sales of the Third Shares and Third Shares Net Proceeds received by YAM and any broker commissions or costs charged to YAM, including the trading records from the broker, and YAM promptly shall provide the same (the "Trading Records") to the Selina Parties upon request.

(vi) If after the Issuance Date of the Third Shares the Net Proceeds within a calendar month are less than USD$300,000, the Selina Parties shall pay in cash to YAM the difference between the Third Shares Net Proceeds of the calendar month in question and USD$300,000 (the "Net Proceeds Differential Payment"). The Net Proceeds Differential Payment will be due and payable on or before the 5th calendar day after YAM has delivered to Selina a notice, together with the previous' month trading records, requesting the Net Proceeds Differential Payment (which notice may be provided by e-mail).

It is understood and agreed by the Selina Parties that in case the trading of the Third Shares is restricted or not possible (i.e., not Freely Tradable), at any moment, the Selina Parties shall make monthly payments to YAM of USD$300,000.00 starting from the calendar month upon which YAM notifies to the Selina Parties that trading is restricted or not possible, and after said month the payment shall be made on or before the first (1) calendar day of each month until the Third Shares become Freely Tradeable again. It is also understood that the foregoing does not in any way affect any due and/or overdue Net Proceeds Differential Payments. If the trading restriction is resolved, and the Third Shares become fully tradeable again, Selina shall notify YAM and YAM shall confirm if in fact trading of the Third Shares is resumed, in which case the payment monthly USD$300,000.00 shall no longer apply (for as long as the Third Shares remain effectively registered and Freely Tradeable or remain Freely Tradable pursuant to an exemption from registration under applicable securities laws; it being understood that if this ceases to be the case, at any time, then that provided in this paragraph shall be repeated as necessary for each instance of restriction and/or impossibility of trading of the Third Shares).

(vii) It is expressly agreed and understood that if the Third Shares have not been issued and/or are not duly registered and Freely Tradeable (or are not Freely Tradable pursuant to an exemption from registration under applicable securities laws), the Selina Parties shall make monthly payments to YAM, as per the following terms, which monthly payments shall cease once the Third Shares have been duly issued and registered and are Freely Tradable (or are otherwise Freely Tradable pursuant to an exemption from registration under applicable securities laws):

(a) Starting on September 1st, 2024, and ending on December 1st, 2024, four payments for a total of up to USD$800,000, each of USD$200,000, all of which shall be made on or before the first (1) calendar day of each corresponding month until the Third Shares are Freely Tradable.

(b) Starting on January 1st, 2025, and ending on June 1st, 2025, six payments for a total of up to USD$1,350,000, each of USD$225,000, all of which shall be made on or before the first (1) calendar day of each corresponding month until the Third Shares are Freely Tradable.

(c) From July 1st, 2025, and until the complete payment of the Reduced Debt and Compensation Payment, a monthly payment of USD$250,000, which shall be made on or before the first (1) calendar day of each corresponding month until the Third Shares are Freely Tradable.

E. Prepayment of the Reduced Debt and Compensation Payment.

(i) It is hereby agreed that at any moment prior to the Issuance Date the Selina Parties may prepay, in cash, the total or partial amount of the Reduced Debt and Compensation Payment, on the condition that the prepayment amount is of at least US$1,000,000.00. If the Selina Parties make the prepayment, as outlined in this section E. (i) the DLV will be automatically reduced to 20%.

The Selina Parties shall be entitled to prepay more than US$1,000,000.00, on the condition that any increments must be of USD$100,000.00, and for each of such increment the DLV will be automatically reduced by an additional 0.5%.

(ii) It is hereby agreed that at any moment after the Issuance Date the Selina Parties may prepay in cash, the total or partial amount of the Reduced Debt and Compensation Payment, on the condition that the prepayment amount is of at least US$750,000.00 (the "Future Debt Advanced Deposit" or "FDAD"). If the Selina Parties make a FDAD, YAM shall not sell Third Shares for a period of thirty (30) calendar days, starting from the first day after the FDAD is received by YAM.

If the Selina Parties make a FDAD, and at any future moment YAM has received the totality of the Reduced Debt and Compensation Payment, and at said future moment YAM still owns Third Shares (the "Share Balance"), then any Net Proceeds from the sale of the Share Balance will be first delivered to Selina for an amount up to the FDAD payments made to YAM, after which any Net Proceeds from the sale of the remaining Share Balance shall be to YAM's benefit.

F. Additional Agreements.

(i) Upon signing this Fifth Amendment, the current foreclosure and enforcement proceedings initiated by YAM on securities created under Existing Agreements shall be stayed (so long as Selina has not breached this Fifth Amendment) and the designations of Directors in PCN Operations, S.A.'s subsidiaries made by YAM shall be reversed, for which YAM and Selina shall convene a shareholders meeting of PCN Operations S.A.'s subsidiaries resolving to designate new board of directors; however, said shareholders meeting of PCN Operations S.A.'s subsidiaries designating a new board of directors are contingent upon:

(a) A waiver and withdrawal by Selina or any other Selina Party, as applicable, of any and all judicial actions taken against such designations by YAM which shall be submitted to the corresponding judicial authorities within seven (7) calendar days of the Fifth Amendment Effective Date; and

(b) A waiver and withdrawal by Selina or any other Selina Party, as applicable, of any and all judicial and/or extrajudicial actions, be it in Panama, Costa Rica, or elsewhere, against any of YAM's foreclosure and enforcement actions.

Without prejudice of, and in addition to, the foregoing, the Selina Parties hereby covenant not to challenge YAM's making any such board of directors' designations in the future as part of its enforcement actions.

(ii) Within five days from the Fifth Amendment Effective Date Selina shall provide YAM with (i) an unaudited balance sheet and management P&L statement for PCN Operations S.A and all its subsidiaries (the "PCN Companies") as of and for the quarter ended March 31, 2024, as well as (ii) the unaudited balance sheet and P&L statement as of December 31, 2023, prepared in accordance with International Financial Reporting Standards (IFRS). In addition, within sixty (60) days after the end of each calendar quarter, starting with the second quarter of 2024, Selina shall provide YAM with unaudited quarterly financial statements and management financial reports, for the PCN Companies, comprising of consolidated balance sheets (following the guidelines set out in the SHA except for the timing of delivery therein), profit and loss statements (following the guidelines set out in the SHA except for the timing of delivery therein), statement of cashflows, and, once available, the audited PCN Companies financial reports concurrently with the publishing of Selina's audited financial reports. Without prejudice to, and in addition to, the restrictions provided in clause 11 (B) of the Second Amendment, YAM shall have the right to exercise a veto power over material financial decisions relating to the PCN Companies (including taking on any external debt over USD$100,000 (excluding ordinary course of business' trade credit)), as well as over any change of PCN Companies' bank accounts, assigning or transferring any of Selina rights or assets in PCN, and any pledges or liens over PCN Companies and/or PCN Companies' bank accounts. Without prejudice to, and in addition to, the foregoing, any change in the capital structure of the PCN Companies will require YAM's prior consent.

(iii) In any case, YAM shall have, at all times, the right to request any such information as detailed in Section F. (ii), or any other information to which YAM is entitled under any of the Existing Agreements, relevant to the PCN Companies, at its discretion, and Selina must send the information to YAM within seven (7) calendar days upon YAM's request, and a failure by Selina to send the requested information within said timeframe shall constitute a Second Amendment Default as per clause 12 of the Second Amendment.

(iv) If the Selina Parties breach the Separation Agreement and/or this Fifth Amendment and YAM seeks to continue to enforce its rights under the Existing Agreements, Selina's managers, officers, employees, principals, directors or any other related parties shall fully cooperate with all of YAM's lawful directives (with both parties acting in good faith) relating to the enforcement of such rights and agree in advance to follow all lawful directives provided by YAM or its representatives with respect to the PCN Companies (with both parties acting in good faith).

(v) The Selina Parties, as applicable, hereby undertake, that upon a breach by any of the Selina Parties of the Separation Agreement and/or this Fifth Amendment, the PCN Companies shall continue to have the right to use at YAM's discretion any and all of the Selina Parties' branding, infrastructure (leased and/or owned), booking channels and marketing materials for all PCN Companies pursuant to existing arrangements; for purposes of the foregoing, (i) within ten (10) calendar days after the Fifth Amendment Effective Date, the Selina Parties shall deliver to YAM copies of all the documents, agreements, instruments, contracts, licenses and any other documents in relation to the Selina Parties' branding, infrastructure (leased and/or owned), booking channels and marketing materials and its relation to the all of the PCN Companies; and (ii) the Selina Parties hereby agree and covenant to provide and/or grant and/or sign and/or assign and/or exercise any documents, upon YAM's request, that YAM, at its discretion, may request from time to time, and regardless of the existence of a default of the Separation Agreement and/or Fifth Amendment, for ratifying and/or formalizing YAM's rights to said branding, infrastructure (leased and/or owned), booking channels and marketing materials for all PCN Companies. The parties agree that a default by any of the Selina Parties of any of the obligations in this section (v) of this clause F of this Fifth Amendment, will be considered to be an automatic Second Amendment Default (as per clause 12 of the Second Amendment).

G. Defaults.

(i) Without limiting, and in addition to, YAM's right to declare a Second Amendment Default as per clause 12 of the Second Amendment, it is expressly agreed that if Selina or any third party files insolvency proceeds involving Selina or any of the PCN Companies, then Selina must notify YAM immediately and must immediately pay all remaining Reduced Debt and Compensation Payment due to YAM in full. In the event Selina fails either to notify YAM or to pay YAM's Reduced Debt and Compensation Payment in full, it will have breached the Separation Agreement and YAM shall immediately have the right to deliver a Second Amendment Default notice and enforce any rights which it may be entitled to. It is hereby understood and agreed that any notification from YAM to PCN regarding a Selina Event of Default under the Pledge Agreement, regarding a situation of imminent insolvency of Selina will in no way or manner be restricted and/or affected and/or subject to, the foregoing; meaning that YAM preserves its right to notify Selina that a Selina Event of Default has occurred as provided in the Pledge Agreement.

(ii) It is expressly agreed by the Parties that the obligations outlined in this Fifth Amendment shall not be subject to any cure period, and upon a breach by any of the Selina Parties, it will be an automatic Second Amendment Default (as per clause 12 of the Second Amendment).

(iii) If, at any point in time, Selina breaches the Separation Agreement and/or this Fifth Amendment, it shall be considered automatically a Second Amendment Default, and all of YAM's enforcement actions, rights, and remedies will cease to be stayed and shall immediately be resumed and/or commenced, without prejudice of, and in addition to, any other enforcement

actions, rights, and remedies available to YAM, in relation to collecting Selina's obligation to pay the "put-right" amount as calculated in paragraph 12 of the Second Amendment (with such amount being reduced by any amounts paid to YAM pursuant to this Fifth Amendment, including by way of Third Shares Net Proceeds), shall be immediately due and payable to YAM. Furthermore, Selina and its affiliates covenant not to challenge the claimed amount by YAM and will take YAM's calculation to be correct, except for any manifest error and provided that YAM has complied with its obligations to provide trading records, and the Selina Parties acknowledge and accept that YAM will be able to act with all the means at its disposal, and covenant not to object to, or interfere with, any such actions by YAM.

(iv) By virtue of the foregoing, on the Fifth Amendment Effective Date the Selina Parties and its affiliates hereby irrevocably waive any action or defense they may jointly or separately have now or in the future in relation to YAM's enforcement actions, including, without limitation, the defenses filed before the Notary Public in Costa Rica and/or before any court against the enforcement of their obligations and the collection of the collateral (*garantía mobiliaria GM-5513-2021*). Selina and its affiliates shall, within thirty (30) days from the Fifth Amendment Effective Date, sign/execute a brief to the Notary Public in the form of Annex A to this Fifth Amendment, reinstating these waivers and requesting the Notary Public to suspend the proceeding; and in which the Selina Parties hereby covenant to cause that the Inter-American Investment Corporation signs said agreement in acceptance and acknowledgement of the same. The parties agree that a failure by (a) Selina and its affiliates and/or (b) the failure of Inter-American Investment Corporation to sign/execute said brief to the Notary Public in accordance with the foregoing, will be considered to be an automatic Second Amendment Default (as per clause 12 of the Second Amendment).

(v) The Shareholders' Agreement governing PCN Operations, S.A. dated December 10, 2020, shall continue governing all decisions and authorization requirements as set forth thereunder, and a breach of the Shareholders' Agreement shall also be deemed to be a Second Amendment Default.

H. Selina shall be responsible for making any regulatory announcements or filings relating to this Fifth Amendment, as required by the U.S. Securities and Exchange Commission, any applicable stock exchange and/or any third party, as the case may be, in accordance with Selina's obligations to do so.

I. The Selina Parties hereby agree and covenant to cooperate with any requests from YAM in relation to the making of any filings or granting any powers of attorney required, concerning any registration of the Existing Agreements, including, without limitation, this Fifth Amendment, or any other agreements, writs, forms, or any other type of documents, in Costa Rica as per Chattel Guarantee Law No. 9,246 of Costa Rica, as the same may be modified from time to time, and/or any other applicable laws, or in any other jurisdictions, it being understood that if for purposes of the foregoing it is necessary for any of the Selina Parties to sign and execute an amendment or amendments to the chattel guarantee contract (*contra to de garantía mobiliaria con desplazamiento*), dated as of September 29, 2021 and as amended thereafter, from time to time, the Selina Parties hereby covenant to do so immediately upon YAM's request and to cause the Inter-American Investment Corporation to consent to such amendment. The parties agree that a default by any of the Selina Parties of any of the obligations established in this clause of this Fifth Amendment, will automatically become a Second Amendment Default (as per clause 12 of the Second Amendment) without YAM needing to send an actual notice. Selina hereby guarantees the foregoing.

J. Selina shall reimburse Yam Capital LLC, the manager of YAM, in the amount of $150,000 for legal and other professional fees and other costs incurred by YAM and YAM Capital LLC, to be paid in five payments, each of USD$30,000, the first of which shall be made within two (2) days of the Fifth Amendment Effective Date and the rest of which shall be made on or before the first (1)

calendar day of the months following April 2024. For clarity, it is hereby stated that these expenses are in addition to the Reduced Debt and the Compensation Payment.

3. Miscellaneous Provisions.

A. All Existing Agreements between the parties shall stay in effect unless explicitly amended by this Fifth Amendment, and any breach of this Fifth Amendment shall constitute a Second Amendment Default under the Second Amendment.

B. Except as amended and supplemented hereby, the Separation Agreement and the other Existing Agreements are in all respects ratified and confirmed, and all the terms, provisions and conditions thereof shall remain in full force and effect, and the provisions and conditions amended and supplemented herein shall be deemed a part thereof.

C. If any clause or provision of this Fifth Amendment is declared null and void and without effect, it shall be understood that this does not affect in any way whatsoever the full validity, enforceability and effect of the remaining clauses and provisions thereof, which shall be interpreted so as to confer upon them the maximum validity, enforceability and effect, as agreed.

D. In the event that it should be determined that any of the terms and conditions of this Fifth Amendment are in breach of or are contrary to the terms and conditions of the Separation Agreement and/or the other Existing Agreements, the terms and conditions of this Fifth Amendment shall prevail over the terms of the Separation Agreement and/or the other Existing Agreements, as applicable.

E. If Selina does not breach the Separation Agreement and YAM has received payment in full of the outstanding Reduced Debt and the Compensation Payment, then the parties will be deemed to have become finally separated, the date such amount has been paid shall constitute the "Buy-Out Date" and a mutual claim waiver shall be executed by the Parties, in each case as per Paragraph 7 to the Second Amendment.

F. All notices, demands and other communications hereunder shall be in writing or by facsimile or by electronic mail, and shall be deemed to have been duly given if delivered personally or by overnight courier or if mailed by certified mail, return receipt requested, postage prepaid, or sent by facsimile or electronic mail, as follows:

If to Selina, to:

27 Old Gloucester Street
London
WC1N 3AX
United Kingdom
Attention: Jonathon Grech
E-mail: companysecretary@selina.com

If to Selina Panama, to:

Corregimiento de Santa Ana, Casco Antiguo
Calle 12 y Avenida B
Edificio Bola de Oro, 2do Piso
Selina Coworking Office
Panamá, República de Panamá
Attention: Alexandra Michelle Call del Pino
E-mail: alexandrac@selina.com

If to SOP1, to:

Edificio Bola de Oro
Casco Antiguo
Ciudad de Panama

República de Panama
Attention: Alexandra Michelle Call del Pino
E-mail: alexandrac@selina.com

If to YAM, to:

Yoav Lachover
915 Ladbroke Ln.
Alpharetta, GA 30022
United States of America
E-mail: ylconsultinginc@gmail.com

With a copy to:

Morgan & Morgan Legal
MMG Tower
23rd Floor
Avenida Paseo del Mar
Costa del Este, Panama
Panama
Attention: Aristides Anguizola
E-mail: aristides.anguizola@morimor.com

If to PCN, to:

Calle 12 y Avenida B
Edificio Bola de Oro
Casco Antiguo
Ciudad de Panama
República de Panama
Attention: Alexandra Michelle Call del Pino
E-mail: alexandrac@selina.com

G. This Fifth Amendment, its validity, interpretation, performance, execution or termination, shall be governed by the laws of the Republic of Panama, excluding its conflict of law rules; and any conflict, disagreement or dispute arising in relation to such validity, interpretation, performance, execution or termination shall be exclusively subject to, and resolved, by the ordinary courts in Panama City, Panama, of the First Judicial Circuit of Panama.

H. This Fifth Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original and will become effective when one or more counterparts have been signed by a party and delivered to the other parties.

I. Capitalized terms which are not defined, but used, herein shall have the meanings ascribed to such terms under the Existing Agreements, as applicable.

[*Signatures appear on the following page*]

IN WITNESS WHEREOF, the parties have executed this Fifth Amendment with effect as of the Fifth Amendment Effective Date.

/s/ Rafael Museri

Selina Hospitality PLC
By:
Date:

/s/ Rafael Museri

Selina Operation One (1), S.A.
By:
Date:

/s/ Meir Matana

YAM at Selina Ops LP
By:
Date:

/s/ Rafael Museri

PCN Operations, S.A.
By:
Date:

/s/ Rafael Museri

Selina Management Panamá, S.A.
By:
Date:

ANNEX A

FORM OF BIREF TO COSTA RICA NOTARY PUBLIC

San José, ___ de abril del 2024

Señor
Juan José Echeverría Alfaro
Notario Público
juanjose@ibe.cr

Ref: Proceso de ejecución de garantía mobiliaria GM-5513-2021

Estimado señor Echeverría:

Quienes suscriben, Edgar Odio Rohrmoser, APODERADO ESPECIAL SIN LÍMITE DE SUMA de la empresa YAM AT SELINA OPS L.P., Acreedor en este proceso, con facultades suficientes para este acto conforme el poder que consta en el expediente de referencia; y Roger Guevara Vega APODERADO ESPECIAL SIN LÍMITE DE SUMA de la empresa PCN OPERATIONS S.A., Deudor en este proceso, mmanifestamos lo siguiente:

I. Que la partes hemos acordado que el Deudor pagará la totalidad de la deuda reclamada en este proceso de manera voluntaria en un plazo que vencerá el 31 de diciembre de 2026.

II. Que el Deudor reconoce que el monto total adeudado a la fecha de presentación de este proceso cobratorio a favor de YAM AT SELINA OPS L.P. es: OCHO MILLONES SEISCIENTOS TREINTA Y UN MIL TRESCIENTOS ONCE DÓLARES CON VEINTITRÉS CENTAVOS MONEDA DE LOS ESTADOS UNIDOS DE AMÉRICA CON (US$8.631311,23), tal y como se consignó en el formulario de ejecución correspondiente.

III. Que en virtud de lo anterior y conforme con lo acordado entre las Partes, el Deudor renuncia y desiste de todos los argumentos, defensas, excepciones, incidencias y gestiones de todo tipo planteadas en este proceso; y se compromete a no presentar ningún tipo de argumento, defensa, excepción, incidencia o gestión de cualquier tipo en este proceso; y a no presentar ningún tipo de acción o demanda en la vía judicial en contra de este proceso, de cualquier resolución dictada durante su trámite, o de su resultado. También se compromete a no cuestionar o impugnar de ninguna manera ante cualquier autoridad administrativa, judicial, arbitral o de cualquier naturaleza lo acordado por las Partes.

IV. La Deudora reconoce y acepta que con la firma del presente documento, se interrumpe, a partir de la fecha en que se suscribe, cualquier plazo de prescripción para la ejecución de la garantia mobiliaria GM-5513-2021.

V. Que en virtud de lo anterior las partes solicitan al Notario la suspensión temporal del proceso hasta la fecha indicada, es decir, hasta el día 31 de diciembre de 2026; en el entendido de que el proceso podrá ser reactivado en cualquier momento a solicitud unilateral de YAM AT SELINA OPS L.P. como Acreedor, en caso de que el Deudor incumpla el acuerdo alcanzado, lo cual quedará demostrado con la sola manifestación de YAM AT SELINA OPS L.P; manteniéndose las renuncias del Deudor expresadas en el punto III.

VI. El Acreedor se compromete a que en caso de que el Deudor cumpla el acuerdo a su entera satisfacción en el plazo pactado, solicitará de inmediato la terminación de este proceso, asumiendo el Deudor las costas, según lo acordado.

VII. La Corporación Interamericana de Inversiones, en su condición de acreedor de segundo grado sobre la misma garantía, manifiesta su conformidad con la solicitud de las partes.

1.1 Para notificaciones señalo el correo electrónico cmoya@fayca.com; eodio@fayca.com

Atentamente,

____
Roger Guevara Vega
Apoderado Especial
PCN OPERATIONS S.A.

____
Edgar Odio Rohrmoser
Apoderado especial
YAM AT SELINA OPS, L.P.

____
Roy de Jesús Herrera Muñoz
Apoderado Especial
CORPORACIÓN INTERAMERICANA DE INVERSIONES